January 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Callan JMB Inc.
Registration Statement on Form S-1, as amended
File No. 333-282879
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, L.P., as the representative of the several underwriters, hereby joins in the request of Callan JMB Inc. for acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 5:00 p.m. Eastern Time on Tuesday, February 4, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we wish to advise you that we have distributed approximately 400 copies of the preliminary prospectus to prospective underwriters, institutional investors, dealers and others.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

ALEXANDER CAPITAL, L.P.

on behalf of itself and as representative of the Underwriters

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request]